March 5, 2009
VIA FACSIMILE, FED EX, AND EDGAR
Mr. Kevin L. Vaughn
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Powell Industries, Inc. Form 10-K for the fiscal year ended September 30, 2008 Schedule 14A Proxy Statement filed January 15, 2009 File No. 001-32108
Dear Mr. Vaughn:
In response to your letter dated February 19, 2009, we have prepared the following responses to your comments based on your consideration of the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2008 and Definitive Proxy Statement on Schedule 14A filed on January 15, 2009 (the “2009 Proxy”).
For your convenience, we have set forth the original comments from your letter in bold typeface and appearing below them are our responses.
Comments and Responses:
Form 10-K for the fiscal year ended September 30, 2008
Facing Page
1.	Please explain why the facing page of the 10-K indicates that you do not have a class of securities registered under Section 12(b) of the Securities Exchange Act of 1934 and that your common stock is registered under Section 12(g) of the Securities Exchange Act of 1934.
Our common stock is listed on the NASDAQ Global Market. We inadvertently continued listing our securities as registered under Section 12(g) rather than Section 12(b) after the recognition of the NASDAQ Global Market as a national exchange. In future filings, we will list our common stock as being registered under Section 12(b).
Powell Industries, Inc. · PO Box 12818, Houston, Texas 77217 · 713.944.6900 · www.powellind.com

Mr. Kevin L. Vaughn
March 5, 2009

Item 1. Business, page 4
2.	The description of your products and services under the headings “Electrical Power Products” on page 5 and “Process Control Systems” on page 7 is vague and unclear. In future filings, please provide a clear expanded description of the products you manufacture and the services you provide.
We believe the descriptions of our segments, Electrical Power Products and Process Control Systems, contained in our most recent Form 10-K accurately summarize the product and service offerings of these two segments. However, in future filings, we will enhance these descriptions to provide a more detailed description of their respective product and service offerings.
3.	Your risk factor disclosure on page 7 indicates that you had revenues with one or more customers that individually accounted for more than 10% of your segment revenues. Tell us whether you are substantially dependent on any customer relationships and whether any relationships accounted for 10% or more of your 2008 revenues. If so, please advise if you considered including in your Form 10-K a description of your contractual agreements with these customers and filing your agreements with them as exhibits. See Item 601(b)(10)(ii)(B) of Regulation S-K.
On page 5 of our Form 10-K, we provide detailed disclosure about our 10% customer in the Electrical Power Products segment, General Electric, including the percentages and amounts of sales to GE in 2007 and 2008. We have also filed the agreement under which we sell our products to GE as Exhibit 10.21. On page 7 of our Form 10-K, we provide some disclosure about a customer that exceeded 10% of the segment sales for our Process Control Systems segment, a segment that makes up a much smaller portion of our total revenues than the Electrical Power Products segment. We do not believe that any additional disclosure about this customer is warranted because (i) this was for a project for a non-recurring customer in a business line that is characterized by competitive bid contracts with customers varying over time, (ii) the project to which this relates has since been completed and (iii) the total revenues from this project are immaterial to our operations as a whole and are otherwise well below 10% of our total revenues.
Competition, page 6
4.	We note the description of your competitors does not disclose the number of competitors. In future filings, please provide the disclosure required by Item 101(c)(x) of Regulation S-K.
In future filings, we will disclose that, with respect to the Electrical Power Products segment, we have four large competitors with which we regularly compete for business. In addition, with respect to both of our business segments, we have numerous additional competitors with which we compete on occasion for various product and service lines. The size of these competitors varies greatly as well as the frequency with which we compete with any one of them.

Mr. Kevin L. Vaughn
March 5, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15
Results of Operations, page 16
5.	We note your disclosure here that certain changes in gross profit are attributable to changes in volume and pricing. Please revise future filings to quantify the effects of pricing and volume changes on your results of operations. Refer to Item 303(A)(3)(iii) of Regulation S-K.
We recently enhanced the disclosure in our Form 10-K by adding a discussion of productivity. By the term “productivity,” we meant that the efficiency of our production has improved. Please note that the Company engineers custom products where there is no comparability between projects from period to period. These are typically one-time jobs which vary by physical size and are designed to meet varying customer specifications in various industries and geographic markets. However, in future filings we will expand our discussion related to volume and pricing to inform the reader that these variables lead to increased gross profit as a percent of revenue as we are able to increase revenue without expanding our fixed costs such as facilities. In future filings, we will also state that we are a custom engineer of varying products, which limits our ability to conduct volume and pricing analysis.
6.	We note your disclosure within your discussion of your Electrical Power Products segment that “excluding the direct impact of the Power/Vac® product line, business segment gross profit would have been approximately 21.2%.” This appears to represent a non-GAAP measure, but we do not see where you have included all of the disclosures required by Item 10(e) of Regulation S-K. In this regard, in light of the fact that the Power/Vac® product line was acquired in August 2006 and therefore has been included in your results of operations for all of fiscal year 2007 and fiscal year 2008, it is not clear why presentation of this non-GAAP financial measure is helpful to investors. Please revise future filings to include the required disclosures or otherwise revise to remove the non-GAAP financial measure.
We initially decided to include this information in the Form 10-K that we filed immediately following the acquisition of the Power/Vac® product line because we believed that this information would be helpful to investors given the proximity in time of the acquisition. We will not include this disclosure in future filings.
7.	We note your disclosure here that your cost of sales and gross profit were negatively impacted by approximately $1.4 million relating to a 2006 charge. Please provide us with additional details regarding this charge, including the nature of the charge and when you recorded the charge. To the extent that this charge related to a prior period, tell us the period that it related to and discuss how you considered the guidance in SAB Topic 1:M.
The $1.4 million referred to in Item 7. Management’s Discussion and Analysis of Results of Operations relates to cash that was received in November 2005 (Fiscal 2006) as an advance payment from a customer for a project that was to be performed in the future. The original accounting for the cash received was to

Mr. Kevin L. Vaughn
March 5, 2009

increase cash and record a liability for the work to be performed in the future. However, in the third quarter of Fiscal 2006, an entry was recorded that inadvertently reversed the liability and reduced cost of goods sold, thus increasing income before income taxes by the same amount. This was discovered in the third quarter of Fiscal 2008 and correcting entries were recorded to reinstate the liability for the advance payment received and to increase cost of goods sold and thus reduce income before income taxes.
We prepared an analysis in accordance with SAB 99 and analyzed the impact of this correction on our current period financial statements for the quarter and nine months ended June 30, 2008 as well as the impact on the previously reported financial statements for the 11 Months Ended September 30, 2006 (Fiscal 2006), as restated in May 2007. We analyzed various quantitative and qualitative factors and concluded that the misstatement could be corrected in the current period and that the previously filed financial statements did not need to be restated in order to make them not misleading.
Our analysis included, among other things, the following qualitative and quantitative matters:
1.	The impact of this misstatement on earnings and other trends in our financial results.

2.	The potential that this misstatement obscured a failure to meet analyst’s expectations for the Company.

3.	The fact that this misstatement did not change reported income to a loss.

4.	The impact of this misstatement on the reported business segment.

5.	The impact of this misstatement on the loan compliance and other contractual requirements.

6.	The impact of this misstatement on management’s compensation.

7.	The fact that this transaction did not conceal an unlawful transaction.
This analysis by management was documented and discussed with our Audit Committee of the Board of Directors and our Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP. They agreed with management’s conclusion that the correction of the previous misstatement in third quarter of Fiscal 2008 was sufficient and would not cause the consolidated financial statements for the annual or quarterly period to be materially misstated. They also agreed that the omission or misstatement of the financial statements was not material nor was it probable that the magnitude of these items would have affected the judgment of a reasonable person relying upon such financial statements had the items been corrected in the various quarterly or annual consolidated financial statements.
We disclosed in our Form 10-Q for the Quarter Ended June 30, 2008 and our Form 10-K (as noted by this comment) that this amount was recorded and related to a “2006 charge to record a liability related to a contract we entered into fiscal 2006.” This disclosure was made to provide transparency about such prior period amount to the users of our financial statements.

Mr. Kevin L. Vaughn
March 5, 2009

8.	We note your disclosure on page 17 that you recorded $1.9 million of revenue related to the favorable settlement of a claim for extra work on a project substantially completed in the prior years. However, we also note your disclosure on page 13 that the court ruling is currently under appeal and that you have not collected the $1.9 million. Tell us how why you concluded recognition of the gain contingency was appropriate in fiscal year 2008. Refer to paragraph 17 of SFAS 5.
There were two issues disclosed that as a coincidence involved the same amount of $1.9 million. The “favorable settlement of a claim” is completely unrelated to the “court ruling that is under appeal”.
We develop, design and manufacture custom engineered to order electrical power and distribution systems which are principally sold directly to an engineering, procurement and construction (“EPC”) firm on behalf of the end-user as outlined in a contract or purchase order. Note B of the Notes to Consolidated Financial Statements discloses that revenues from long-term contracts are recognized on the percentage-of-completion method of accounting as provided by the American Institute of Certified Public Accountants Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (“SOP 81-1”). Our policy is to recognize revenue to the extent costs were incurred on a construction claim in accordance with SOP 81-1 paragraph 65, and therefore, in accordance with paragraph 67 of SOP 81-1, paragraph 17 of SFAS 5 does not apply.
Page 17 of the Form 10-K discusses a construction claim that was settled for $1.9 million during the fiscal year. No asset was previously recorded under SOP 81-1, thus the $1.9 million settlement of a claim was recognized when received, as disclosed.
Item 3 discusses a different claim than the claim discussed in Item 7 on page 17. In this claim, we recorded an asset of $1.9 million in accordance with paragraph 65 of SOP 81-1 which had not been settled as of September 30, 2008. Subsequent to year-end, we received an initial settlement payment in excess of the $1.9 million related to this claim. This payment was discussed in our Form 10-Q for the quarter ended December 31, 2008.
Item 8. Financial Statements and Supplementary Data, page 27
Note H. Long-Term Debt, page 50
9.	We note your disclosure on page 51 regarding the financial covenants contained in your debt agreements. Please revise future filings to clearly state, if true, that you were in compliance with the most restrictive covenants.
We will include such a statement in future filings.

Mr. Kevin L. Vaughn
March 5, 2009

Note I. Income Taxes, page 53
10.	Please revise future filings to include disclosure of the components of income (loss) before income tax expense (benefit) as either domestic or foreign as required by Rule 4-08(h)(1)(i) of Regulation S-X.
Our income before tax for our foreign operations is derived from our sole foreign subsidiary, Switchgear & Instrumentation Limited (“S&I”), located in the United Kingdom. S&I’s contracts are typically won in a competitive bid process with its competitors. We believe disclosing the income before income tax expense for this single operation would allow S&I’s competitors to track their trend in profitability and use this information in a competitive bid process to create a disadvantage for S&I by disclosing S&I’s increases and decreases in income before tax to the competitors with whom they are competing for the project. While the income before tax expense for this operation is more than 5% of the consolidated total, this operation is not individually significant to the consolidated results taken as a whole and we do not believe the omission of this disclosure is material to an investor. The disclosure that is omitted is primarily a component of income tax expense and the information derived from the this disclosure is not significant to an investor in understanding the operating results or trends related to the consolidated results taken as a whole.
Item 13. Certain Relationships and Related Transactions and Director Independence, page 61
11.	We refer to your statement that the disclosure in response to this item is contained in your Schedule 14A proxy statement. We do not see such information in the proxy statement. We further note that both Item 12 and Item 14 refer to captions which are not contained in the proxy statements. Please explain the missing information and in future filings please ensure that when you incorporate by reference, the information incorporated is clearly identified. Refer to Rule 12b-23(b) of the Exchange Act.
We did not have any information to disclose with respect to “Certain Relationships and Related Transactions.” The information required by Item 407(a) of Regulation S-K, or the “Director Independence” information, was included on page 5 of the proxy statement under the heading “Board Structure, Committee Composition and Meetings.” The information required under Item 12 of Form 10-K by Item 403 of Regulation S-K is disclosed in the Proxy Statement on page 11 under the caption, “Security Ownership of Certain Beneficial Owners and Management.” The information required under Item 12 of Form 10-K by Item 201(d) of Regulation S-K was inadvertently omitted, but will be included in future filings. The information required under Item 14 of Form 10-K by Item 9(e) of Schedule 14A was disclosed in the Proxy Statement on page 27 under the caption, “Independent Registered Public Accounting Firms.” In future filings, we will ensure that the location of the information is more readily identifiable from the cross-references included in the Form 10-K.

Mr. Kevin L. Vaughn
March 5, 2009

Item 15. Exhibits and Financial Statement Schedules, page 61
12.	Exhibit 10.11, as incorporated by reference, appears to be only an amendment to the Loan Agreement dated October 21, 2001 and not the entire agreement. In future filings, please ensure that exhibits are accurately described in your filings and that your exhibit index references entire agreements and not only the most recent amendment.
Exhibit 10.11 refers to a loan agreement that is no longer in effect. In future filings, we will remove this reference.
13.	Exhibit 10.12 references Exhibit 10.11 to the Annual Report on Form 10-K for the fiscal year ended October 31, 2004. Exhibit 10.11 does not appear to be a complete agreement. Please file the complete agreement or explain your reasons for not doing so.
Exhibit 10.12 refers to an agreement that is no longer in effect. In future filings, we will remove this reference.
14.	We note you have not included file numbers in respect of certain exhibits incorporated by reference. In future filings please include file numbers as required by Item 10(d) of Regulation S-K.
In future filings, we will include a reference to our Exchange Act file number in the exhibit list.
Schedule 14A Proxy Statement filed January 15, 2009
Director Compensation, page 7
15.	With respect to the stock awards in column (c), it is not clear why the corresponding footnote omits the reference to the grant date fair value of each award computed in accordance with SFAS 123R. In addition, please disclose the aggregate number of stock awards outstanding at fiscal year end. See the Instruction to Item 402(k)(2)(iii) and (iv) and the Instruction to Item 402(k) of Regulation S-K.
All of the referenced stock awards relate to the annual issuance of 2,000 shares of restricted stock to each of our directors, which vest in two equal installments over a two year period. Excepting grants to newly appointed directors, following any two years of service, each of our directors would hold 3,000 shares of restricted stock (2,000 unvested shares from the most recent issuance and 1,000 unvested shares from the prior year’s issuance).
In future filings, we will add to the footnote already included in this table to make clear that the value is based on the grant date fair value of each award computed in accordance with SFAS 123R. We will also describe the vesting referenced above to make clear the aggregate number of stock awards owned by all of our directors at fiscal year end.

Mr. Kevin L. Vaughn
March 5, 2009

Executive Compensation, page 13
16.	We note that you engaged Watson-Wyatt to provide a competitive study regarding your executive compensation. Given that you took the study into account in determining salaries and bonuses in 2007 and 2008, please disclose the related industry companies identified in the study and provide a concise explanation of your benchmarking methodologies and how implementation of these practices resulted in actual compensation awarded in 2008.
The Watson-Wyatt study that the compensation committee considered in determining executive compensation was a 2006 general study of industrial companies within a certain revenue range. This study presented to our compensation committee was based on a large number of unidentified companies, the identity of which would not provide any helpful information to investors. The compensation committee used this study as a guide and not as a means of setting specific compensation numbers. In the event that independent consultants or data services design or provide peer group surveys that are used by the compensation committee in benchmarking total compensation or any material element of compensation, we will identify the companies used in such benchmarking. If the identities of such surveyed companies are confidential or not disclosed to us, we propose to provide, as applicable, a detailed description of the type and number of companies included in such survey and the source of such survey.
17.	We note minimal, if any, discussion and analysis as to how the equity awards which were made on October 1, 2007 were determined. Please include substantive analysis and insight into how your Compensation Committee made its equity award determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. Please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the equity awards that were awarded to your named executive officers and describe why the Compensation Committee believed those amounts were appropriate in light of the factors it considered in determining the awards.
The disclosure on pages 14 to 15 of the proxy statement under the heading “Long-term Equity Incentive Compensation Plan” provides an extensive discussion of the factors considered by the compensation committee in determining the actual number of shares underlying equity awards, and we believe this discussion adequately and accurately describes the practices of the compensation committee. In future filings, we will endeavor to enhance this disclosure and provide further insight into the analysis undertaken by the compensation committee in determining the actual number of shares underlying equity awards.
18.	Please clearly identify all specific items of corporate and individual performance that are taken into account in setting compensation policies and making compensation decisions. Disclose all previously established goals and discuss how the compensation awarded reflects those goals. Provide similar disclosure for the other executive officers. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of

Mr. Kevin L. Vaughn
March 5, 2009

Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.
We have considered the Staff’s comment and the disclosure requirements of Item 402 of Regulation S-K, including Instruction 4 to Item 402(b) of Regulation S-K (“Instruction 4”), with respect to the specific items of corporate and individual performance that are taken into account in setting compensation policies and making compensation decisions. We refer to such corporate and individual performance objectives collectively as the “Performance Targets.”
We do not disclose Performance Targets because of their inherent business sensitivity and insight into the business plans and directions of the Company. The specific business goals and the detailed and factual information contained in the Performance Targets may include, for example, the specific identification of target contracts, acquisition targets or assets for disposition, financings or refinancings to close, production or safety targets to achieve, or proprietary technology development in specific areas.
We believe that such specific information constitutes confidential business information, the disclosure of which would cause the Company substantial competitive harm. The market and competitors are likely to view such disclosures as projections of future Company performance, providing such third parties with information that would be used to cause the Company competitive harm and confusing the market and stockholders.
Compliance with Instruction 4 to Item 402(b) of Regulation S-K
Instruction 4 provides that
Registrants are not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant. [. . .] [I]f it determines that the disclosure would cause competitive harm in reliance on this instruction; however, in that case, the registrant must discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target levels or other factors.
We have reviewed the standards for what constitutes confidential commercial or financial information, the disclosure of which would cause competitive harm, identified by the Staff in response to Question 118.04 of the Compliance and Disclosure Interpretations, Regulation S-K, regarding Item 402(b) — Executive

Mr. Kevin L. Vaughn
March 5, 2009

Compensation; Compensation Discussion and Analysis (last updated July 3, 2008). We note that such standards are largely addressed in case law, with courts analyzing Exemption 4 of the Freedom of Information Act (“Exemption 4”) to determine whether the disclosure of certain information would cause substantial competitive injury.
In National Parks & Conservation Assoc. v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976) (“National Parks II”), the court held that with the disclosure of detailed financial records “the likelihood of substantial harm to [. . .] competitive positions to be virtually axiomatic.” 547 F.2d at 684. Other courts have indicated that financial information that provides insight into the future plans or operations of the party providing such information would cause substantial competitive injury if disclosed. See, e.g., Gilda Industries, Inc. v. United States Customs & Border Protection Bureau, 457 F. Supp. 2d 6 (Dist. D.C. 2006) (holding that information that is not harmful on its face but, when combined with publicly available information, could be used to damage future business opportunities is properly excluded under Exemption 4).
Further, courts have upheld the redaction and confidential treatment of financial information (e.g., income projections, pro forma and other financial statements, repayment and equity ratio analyses, and other disclosures containing information similar to the Company’s adjusted EBITDA projections), where the disclosure of such financial information “would provide competitors with valuable insights into the company’s operations, give competitors pricing advantages over the company, or unfairly advantage competitors in future business negotiations.” People for the Ethical Treatment of Animals v. United States Department of Agriculture, 2005 WL 1241141 (Dist. D.C. 2005) at p. 7, citing National Parks II, 547 F.2d at 684. See also, National Community Reinvestment Coalition v. National Credit Union Administration, 290 F. Supp. 2d 124 (Dist. D.C. 2003) (holding that plans for future programs, plans for expansion and marketing plans were properly excluded under Exemption 4); and Gulf & Western Industries, Inc. v. United States, 615 F.2d 527 (Dist. D.C. 1979) (indicating that information that would allow competitors to calculate future bids is properly excluded under Exemption 4).
The Company develops, designs, manufactures and services custom engineered-to-order equipment and systems for the management and control of electrical energy and other critical processes. Our customers include oil and gas producers, oil and gas pipelines, refineries, petrochemical plants, electrical power generators, public and private utilities, co-generation facilities, mining/metals, pulp and paper plants, transportation systems, governmental agencies and other large industrial customers. Our business operations are consolidated into two business segments: Electrical Power Products and Process Control Systems. In each of its business segments, the Company is subject to intense competition. The competition may include large multinational firms as well as small regional low-cost providers, depending upon the type of project and customer requirements.
The Company competes vigorously for contracts (often in a public bid process), for acquisitions and, given the battle for talent that exists in our industry, for experienced employees. The release of Performance Targets by the Company would provide the Company’s competitors, customers and third parties with whom it seeks to contract or from whom it seeks to acquire assets or businesses with detailed information not otherwise publicly available. This detailed information would be used by competitors, customers and third parties with whom the Company seeks to contract to modify their bids to the

Mr. Kevin L. Vaughn
March 5, 2009

detriment of the Company in public bid situations, to alter their proposed purchase prices in prospective acquisitions (or demands in prospective asset dispositions), to target and recruit the Company’s most talented management and employees or to otherwise gain a competitive advantage through insight into the economic drivers of the operation and expansion of the Company. Such information would also provide these third parties with unfair bargaining leverage afforded by a detailed insight into the Company’s strategic business goals, ability (or lack thereof) to be flexible in achieving them, and its cash and other resources available to accomplish these goals, as well as an unfair insight into the expectations for management regarding contract renewals and extensions and planned acquisitions or asset dispositions. Accordingly, consistent with the standards indicated by the Staff, because the release of such confidential commercial and financial information, including projections of income and other financial information contained in the Performance Targets, would provide competitors, customers and other third parties with substantial insight into the Company’s financial picture (other than is otherwise required by law or the Commission’s rules and regulations or is consistent with the protection of investors), potentially exposing conditions or positions that such third parties could exploit, the Company has satisfied its obligation of demonstrating a likelihood of substantial competitive injury.
We have considered the Company’s facts and circumstances and the applicable case law cited above and determined that the disclosure of the Performance Targets upon which the named executive officers’ success will be measured (i.e., contracts to renew or obtain, transactions to complete, assets to be sold, etc.) would involve the disclosure of confidential business information. Such disclosure would give competitors, customers and third parties with whom the Company transacts the ability to exploit such confidential business information and to put the Company and its named executive officers at a significant commercial and competitive disadvantage; and thus hamper the management’s ability to achieve its most important goal: creating long-term stockholder value. Consequently, we did not disclose Performance Targets in the proxy statement because disclosure would cause competitive harm to the Company within the meaning of Exemption 4 and consistent with the case law interpretations of competitive harm discussed above.
We acknowledge that, in accordance with Instruction 4 and Staff guidance, if a company concludes that there is a sufficient basis to omit performance target disclosure because it determines that disclosure would result in competitive harm, then disclosure regarding the degree of difficulty associated with achievement or non-achievement of the omitted performance objective is mandatory. In future filings, we will discuss the likelihood or difficulty of achieving the Performance Targets (or such other applicable targets from time to time used by the Company).
19.	We refer to your disclosure on page 18 of the proxy statement that the compensation committee may exercise discretion regarding performance awards. Please expand your discussion of discretion to identify any particular exercises of discretion and whether such discretion applied to one or more named executive officers. Discuss the factors the Compensation Committee considered in determining to exercise this authority.

Mr. Kevin L. Vaughn
March 5, 2009

The compensation committee may exercise its discretion in determining performance awards. For the fiscal year ended September 30, 2008, the compensation committee only exercised this discretion in recognition of the significant benefits the Company had received from the person then serving as our Chief Executive Officer. As disclosed on pages 18-19 of the proxy statement, in recognition of his strong performance, as evidenced by the Company’s record financial results, and his retirement after 44 years of service to the Company, the compensation committee believed that additional compensation was warranted. In future filings, if applicable, we will disclose whenever the compensation committee exercises discretion in determining compensation for a named executive officer.
20.	We note the disclosure of share based compensation in the Grants of Plan Based Awards table on page 21 of your proxy statement. Please explain your reasoning for not including such share based compensation in the Summary Compensation Table on page 20.
In future filings, we will include the SFAS 123R grant date fair value of each share-based award disclosed in the Grants of Plan Based Awards table in the Summary Compensation Table.
21.	We note that you disclose on page 14 of your proxy statement that you set threshold, target and maximum amounts for your short term incentive plan, yet you have not shown these amounts in the Grants of Plan Based Awards table on page 21. Given that you appear to have made awards under this plan, please explain why you have not included these amounts in the table.
We believe our reference to a Short Term Incentive Plan may have been confusing. This description relates only to cash compensation. We have no formal written plan relating to our short-term incentive compensation and, in future filings, we will simply refer to this as our short-term incentive compensation. All amounts awarded under this “Plan” are included in the summary compensation table on page 20 under the heading “Non-Equity Incentive Plan Compensation.” In future filings, we will show such amounts in the Grants of Plan Based Awards table.
22.	We refer to your disclosure regarding payments upon termination or change of control on pages 16, 17 and 25 of your proxy statement which you have incorporated by reference into your annual report on Form 10-K. Please provide clear complete descriptions of how awards are made in the event of retirement, resignation, termination or a change of control with respect to each benefit identified. For example, we note references to acceleration of vesting under your short term plan. Given that your short term plan is a cash plan explain what you mean by acceleration of vesting. Clearly describe how payments under the cash incentive plan may be accelerated and how they are determined. Explain what you mean by the phrase maximum payout factor when referencing your short term cash incentive plan. You also reference the Company’s executive severance plan. Please describe the material features of this plan. Describe the estimated payments under this plan.
We provide extensive disclosure of our payments upon termination and change of control in the pages you reference in your comment. Your comments focus mostly on the short-term cash incentive plan and the

Mr. Kevin L. Vaughn
March 5, 2009

executive severance plan. Our disclosure may be somewhat confusing in describing what we mean by “acceleration” of the short-term cash incentive plan. This means that the executive officer in such situations as described in the proxy statement will be eligible for the maximum payout under the short-term cash incentive plan. In future filings, we will provide more enhanced disclosure to explain what this means. In addition, the executive severance plan simply refers to the features as we described them in the proxy statement. There is no additional payment under the executive severance plan that is not already described in the proxy statement. In future filings, we will describe this more clearly.
* * * * * * * *
As requested in your February 19, 2009 letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any additional questions, please contact me by phone at (713) 944-6900, fax at (713) 947-4435 or e-mail at don.madison@powellind.com. We will be pleased to provide any additional information that may be necessary.

Sincerely yours, POWELL INDUSTRIES, INC.
/s/ DON R. MADISON
Don R. Madison
Executive Vice President, Chief Financial and Administrative Officer

Copies to:	Eric Atallah, SEC, Division of Corporation Finance
Ruairi Regan, Staff Attorney, SEC
Jay Ingram, Special Counsel, SEC
Patrick L. McDonald, President and Chief Executive Officer
Milburn E. Honeycutt., Vice President and Controller
David R. Crabtree, PricewaterhouseCoopers, LLP
Ross Margraves, Winstead PC